FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of October 2004

ABBEY NATIONAL PLC
(Translation of registrant’s name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes .. . . . . . . No . . .X. . . .

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM CANADA, AUSTRALIA, JAPAN, MALAYSIA OR ITALY

FOR IMMEDIATE RELEASE

15 October 2004

Recommended Acquisition of Abbey National plc ("Abbey") by Banco Santander Central Hispano, S.A. ("Banco Santander") - Results of Court Meeting and Abbey EGM

The Board of Abbey announces that Abbey Shareholders have voted to approve the Scheme to implement the recommended Acquisition of Abbey by Banco Santander at the Court Meeting and the Abbey EGM held on 14 October 2004. The results of the votes, which were conducted by poll, are set out below. Completion of the Acquisition will result in Abbey Shareholders receiving 1 New Banco Santander Share as well as a special cash dividend of 25 pence plus 6 pence for dividend differential, totalling 31 pence, for each Abbey Share held at the Scheme Record Time.

The Court hearings of Abbey's petitions to sanction the Scheme and to confirm the reduction of Abbey's share capital are expected to take place on 8 November 2004 and 11 November 2004, respectively. Subject to the Court sanctioning the Scheme and confirming the associated reduction of capital, and the satisfaction of certain other outstanding conditions, the Effective Date of the Scheme is expected to be 12 November 2004. Listing and dealings in Abbey Shares on the London Stock Exchange are expected to be suspended and Abbey Shares are expected to cease to settle in CREST as of 4.30 p.m. (London time) on 12 November 2004. The Abbey ADS register is also expected to close at that time. Settlement of New Banco Santander Shares to be issued through Iberclear is expected to occur on 15 November 2004, with dealings in New Banco Santander Shares on the market of Bolsas de Valores and of New Banco Santander ADSs on the NYSE expected to commence on 16 November 2004. Abbey's special dividend of 25 pence plus 6 pence for dividend differential is expected to be paid on 14 December 2004.

Copies of the special resolution passed at the Abbey EGM have been submitted to the UK Listing Authority and are available for inspection by the public at the UK Listing Authority's Document Viewing Facility which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (tel. +44 (0)20 7676 1000) during normal business hours on any weekday (except public holidays) until the completion of the Acquisition.

Capitalised terms in this announcement have the same meaning as in the Scheme document sent to Abbey Shareholders on 17 September 2004.

Voting Results

The voting results in relation to the meetings were as follows:

Court Meeting

To approve the Scheme:

	Number of Abbey Shares voted	% of Abbey Shares voted	% of issued Abbey Shares	Number of Abbey Shareholders voting	% of Abbey Shareholders voting
For	754,039,177	94.4%	50.8%	185,915	64.8%
Against	44,473,833	5.6%	3.0%	100,809	35.2%

Abbey EGM

To approve a special resolution to implement the Scheme:

	Number of Abbey Shares voted	% of Abbey Shares voted	% of issued Abbey Shares
For	780,362,921	94.2%	52.6%
Against	47,917,465	5.8%	3.2%

An adjournment resolution proposed at the meeting was defeated on a poll.

Commenting on the result of the meetings, Lord Burns, Abbey's Chairman, said:

" Approval of the Scheme at the Court Meeting and the EGM is a very positive step towards completion of Abbey's recommended Acquisition by Banco Santander. We look forward to seeing the remaining conditions being satisfied and completion of the transaction, which we expect to take place on 12 November 2004. "

Enquiries

Abbey Communications

Thomas Coops	+44 207 756 5536

Abbey — Investors and Analysts

Jonathan Burgess	+44 207 756 4182

Abbey — Media Relations

Christina Mills Matthew Young	+44 207 756 4212 +44 207 756 4232

Brunswick

Susan Gilchrist	+44 20 7396 5301

Morgan Stanley

Simon Robey Caroline Silver William Chalmers	+44 207 425 5555 +44 207 425 5555 +44 207 425 5555

Joint Brokers to Abbey

Lehman Brothers International		UBS Investment Bank
Stephen Pull	+44 207 102 1000	Tim Waddell	+44 207 567 8000
Charles King	+44 207 102 1000	Christopher Smith	+44 207 567 8000

The availability of the Acquisition to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

Morgan Stanley & Co. Limited is acting exclusively for Abbey and for no one else in connection with the Acquisition, will not regard any other person as a client in relation to the Acquisition and will not be responsible to anyone other than Abbey for providing the protections afforded to clients of Morgan Stanley & Co. Limited nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Lehman Brothers International is acting exclusively for Abbey and for no one else in connection with the Acquisition, will not regard any other person as a client in relation to the Acquisition and will not be responsible to anyone other than Abbey for providing the protections afforded to clients of Lehman Brothers International nor for providing advice in relation to the Acquisition, or any matter referred to herein.

UBS Investment Bank is acting exclusively for Abbey and for no one else in connection with the Acquisition, will not regard any other person as a client in relation to the Acquisition and will not be responsible to anyone other than Abbey for providing the protections afforded to clients of UBS Investment Bank nor for providing advice in relation to the Acquisition, or any matter referred to herein.

This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities in any jurisdiction. The New Banco Santander Shares will only be distributed to existing Abbey Shareholders. The New Banco Santander Shares to be issued to Abbey Shareholders under the Scheme have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under the securities laws of any state, district or other jurisdiction of the United States, Australia, Japan, Malaysia or Italy and no regulatory clearances in respect of the registration of New Banco Santander Shares have been, or will be, applied for in any jurisdiction (other than as set out in the following paragraph). In the United States, the New Banco Santander Shares will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof. Under applicable US securities laws, Abbey Shareholders and holders of Abbey ADSs who are affiliates of Abbey prior to, or will be affiliates of Banco Santander after, the Effective Date will be subject to certain U.S. transfer restrictions relating to the New Banco Santander Shares and the New Banco Santander ADSs received in connection with the Scheme.

The provincial securities laws in all provinces of Canada, other than Quebec, require the first trade in the New Banco Santander Shares to be made through an exchange or a market outside of Canada or to a person or company outside of Canada or otherwise on a prospectus exempt basis under such laws. In addition, when selling the shares, holders resident in a province of Canada other than Quebec must use a dealer appropriately registered in such province or rely on an exemption from the registration requirements of such province. Banco Santander will apply for a ruling or order of the Financial Markets Authority in the Province of Quebec to exempt the first trade or resale of New Banco Santander shares issued to Abbey Shareholders resident in the Province of Quebec from the prospectus and registration requirements of Quebec securities legislation .

This is not an advertisement in the course of investment business.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 14th October 2004	By: /s/ Jason Wright
Abbey Secretariat